

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 17, 2015

<u>Via U.S. Mail</u>
Kerry Chung
Chief Executive Officer
HW Holdings, Inc.
506 S. Spring St. #13575
Los Angeles, CA 90013

> **Re:** **HW Holdings, Inc.**
> **Form 10-K for the Year Ended December 31, 2014**
> **Filed April 8, 2015**
> **File No. 000-53976**

Dear Mr. Chung:

We issued comments to you on the above captioned filing on July 10, 2015. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by September 1, 2015.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Blaise Rhodes at 202 551-3774 or Rufus Decker at 202 551-3769 with any questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining